Filed Pursuant to Rule 424(b)(2)
File No. 333-180989

Title of Each Class of Securities Offered	Amount to be Registered	Maximum Offering Price Per Security	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium Term Notes, Series L, Fixed Rate Notes	$1,700,000,000	99.904%	$1,698,368,000	$231,657.40

(1)

The total filing fee of $231,657.4 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

Pricing Supplement No. 9 dated July 22, 2013

(to Prospectus Supplement dated May 25, 2012

and Prospectus dated April 27, 2012)

WELLS FARGO & COMPANY

Medium-Term Notes, Series L

Fixed Rate Notes

Aggregate Principal Amount Offered:	$1,700,000,000

Trade Date:	July 22, 2013

Original Issue Date (T+5):	July 29, 2013

Stated Maturity Date:	July 20, 2016

Interest Rate:	1.25%

Interest Payment Dates:	Each January 20 and July 20, commencing January 20, 2014, and at maturity

Price to Public (Issue Price):	99.904%, plus accrued interest, if any, from July 29, 2013

Agent Discount (Gross Spread):	0.25%

All-in Price (Net of Agent Discount):	99.654%, plus accrued interest, if any, from July 29, 2013

Net Proceeds:	$1,694,118,000

Benchmark:	UST 0.625% due July 15, 2016

Benchmark Yield:	0.583%

Spread to Benchmark:	+70 basis points

Re-Offer Yield:	1.283%

Listing:	None

		Principal Amount

Agent (Sole Bookrunner):	Wells Fargo Securities, LLC	$1,360,000,000

Agents (Senior Co-Managers):	Citigroup Global Markets Inc.	40,800,000
	Credit Suisse Securities (USA) LLC	40,800,000
	Goldman, Sachs & Co.	40,800,000
	J.P. Morgan Securities LLC	40,800,000
	Morgan Stanley & Co. LLC	40,800,000

Agents (Junior Co-Managers):	Apto Partners, LLC	8,500,000
	Banca IMI S.p.A.	8,500,000

	Barclays Capital Inc.	8,500,000
	BB Securities Limited	8,500,000
	BB&T Capital Markets,	8,500,000
	a division of BB&T Securities, LLC	8,500,000
	CastleOak Securities, L.P.	8,500,000
	Deutsche Bank Securities Inc.	8,500,000
	Fifth Third Securities, Inc.	8,500,000
	HSBC Securities (USA) Inc.	8,500,000
	Merrill Lynch, Pierce, Fenner & Smith Incorporated	8,500,000
	National Bank of Canada Financial Inc.	8,500,000
	Samuel A. Ramirez & Company, Inc.	8,500,000
	Santander Investment Securities Inc.	8,500,000
	SG Americas Securities, LLC	8,500,000
	UBS Securities LLC	8,500,000
	The Williams Capital Group, L.P.	8,500,000

	Total	$1,700,000,000

Plan of Distribution:

On July 22, 2013, Wells Fargo & Company agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of 99.654%, plus accrued interest, if any, from July 29, 2013. The purchase price equals the issue price of 99.904% less an underwriting discount of 0.25% of the principal amount of the notes.

BB Securities Limited is not a broker-dealer registered with the SEC, and therefore may not make sales of any notes in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that BB Securities Limited intends to effect sales of the notes in the United States, it will do so only through Banco do Brasil Securities LLC or one or more U.S. registered broker dealers, or otherwise as permitted by applicable U.S. law. BB Securities Asia Ple. Ltd. may be involved in the sale of the notes in Asia.

Banca IMI S.p.A. is not a U.S. registered broker-dealer, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Certain U.S. Federal Income Tax Consequences:

As discussed in the accompanying prospectus under “Certain U.S. Federal Income Tax Considerations,” legislation was enacted in 2010, contained in Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended, that will impose a 30% withholding tax on withholdable payments (as defined below) made to a foreign financial institution, unless such institution enters into an agreement with the U.S. Department of the Treasury (“Treasury”) to, among other things, collect and provide to it substantial information regarding such institution’s United States financial account holders, including certain account holders that are foreign entities with United States owners. The legislation also generally imposes a 30% withholding tax on withholdable payments to a non-financial foreign entity unless such entity provides the paying agent with a certification that it does not have any substantial United States owners or a certification identifying the direct and indirect substantial United States owners of the entity. “Withholdable payments” include payments of interest with respect to notes from sources within the United States, as well as gross proceeds from the sale of any property of a type which can produce interest from sources within the United States, unless the payments of interest or gross proceeds are effectively connected with the conduct of a United States trade or business and taxed as such. As enacted, these withholding and reporting obligations generally apply to payments made with respect to the notes. Under final Treasury regulations effective January 28, 2013 and other administrative guidance, these withholding and reporting requirements with respect to interest will be delayed until July 1, 2014, and withholding on gross proceeds will be delayed until January 1, 2017. Further, withholding will not apply to notes outstanding on July 1, 2014, unless such notes undergo a significant modification after that date. Investors are urged to consult their own tax advisors regarding the application of the legislation and proposed regulations to the notes.

Additional tax considerations are discussed under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus.

CUSIP:	94974BFL9

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